SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 28, 2025.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

ZIP Code 01010-010, São Paulo – SP

Ana Lucia Pereira

Superintendent of Issuer Listing And Oversight

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities And Exchange Commission Of Brazil

Mr. Fernando Soares Vieira - Superintendence of Relations with Companies

Mr. André Francisco de Alencar Passaro - Superintendence of Relations with The Intermediary Market

Ref.: Official Letter 191/2025 - SLE - Request for Clarification About News in the Press

Dear Sir/Madam,

We refer to Official B3 Letter 191/2025 - SLE ("Official Letter"), dated May 27, 2025, through which you request clarification from Braskem S.A. ("Braskem" or "Company"), as detailed below:

“Dear Sir,

In news published by the newspaper Valor Econômico, on 05/26/2025, under the title “Braskem's Tanure proposal does not provide for an offer for the acquisition of shares (OPA) for minority shareholders, sources say”, it is stated, among other information, that:

•	The offer to purchase Braskem made by businessman Nelson Tanure to Novonor does not include a public offer for the acquisition of shares (OPA) to the petrochemical company's minority shareholders, Valor found out;
•	According to sources close to the negotiations, the businessman consulted different legal advisors, who assessed that the proposed transaction does not trigger the “tag along” — the right of minority shareholders to sell their shares under the same conditions offered to Novonor; and
•	In this way, Tanure's fund would become an indirect controller of the petrochemical company, a different transaction model from what was negotiated with previous interested parties. This change — of acquiring shares in the holding company — would avoid an offer for the acquisition of shares (OPA), which would make the deal more expensive.

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We request clarification on the items highlighted, by 05/28/2025, whether confirmed or not, as well as other information considered important.”

In this regard, Braskem would like to reiterate that it is neither responsible for nor involved in any potential negotiations conducted by its controlling shareholder (“Shareholder” or “Novonor”) regarding the sale of its equity interest in the Company and clarifies that it has no knowledge of the information contained in such news, as for this reason, it has requested clarifications from Novonor, which informed the following:

“In response to your request, we ratify the information provided in our correspondence on the 23rd that (i) Novonor S.A. – Under judicial recovery (“Novonor”) had received a non-binding proposal from the investment fund Petroquímica Verde Fundo de Investimento em Participações – Multiestratégia (“FIP”), involving the shares issued by NSP Investimentos S.A.; and (ii) said proposal is non-binding, subject to evaluations and certain conditions precedent.

Furthermore, the possible application of the rule provided for in article 254-A of Law no. 6,404/1976, in view of the preambular stage of discussions and the non-binding nature of the proposal.

Without further ado, we remain at your complete disposal for any clarifications deemed necessary.”

We remain at your disposal for any additional clarifications that may be required.

São Paulo, May 28, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.